December 29, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Re:

Endurance Exploration Group, Inc.

Amendment No. 1 to Form 10-12G

Filed December 2, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 14, 2014

File No. 000-55291

Dear Mr. Reynolds:

Endurance Exploration Group, Inc. responds to your letter dated December 12, 2014 regarding the Company’s Amendment No. 1 to Form 10-12G filed December 2, 2014 (“2014 Form 10-12G, A1”) and Form 10-Q for fiscal quarter ended September 30, 2014 filed November 14, 2014 (“2014 Third Quarter 10-Q) as follows and, for your convenience, your comments have been restated. As used in this response, the terms “we”, “us”, “our,” “Endurance” and “the Company” mean Endurance Exploration Group, Inc.:

Amendment No. 1 to Form 10-12G filed December 2, 2014

Comment:

General

1. Please provide the Tandy representations in your next response letter.

Response:

The Company is responsible for the accuracy and adequacy of the disclosure in its filings. SEC Staff comments or changes to disclosure in response to such comments in filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to such filings. The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment:

Explanatory Note, page 2

2.

We note your statement that this amendment “does not reflect events occurring after the date of filing of the original Form 10-12G, or modify or update any disclosures affected by subsequent events.” Please revise to reflect required disclosure as of the date of you next amendment and include revisions to the disclosure made in response to our comment letters.

Response:

In the next amendment to the Company’s Form 10-12G, the Company’s disclosure will be current as of the date of the amendment and include revisions made in response to the SEC’s comment letters.  The Company will also remove the statement that the amendment “does not reflect events occurring after the date of filing of the original Form10-12G, or modify or update any disclosure affected by subsequent events.

Comment:

Project “Bl ack Ma rlin” – Current Status, page 13

3.

We note your response to comment 2 in our letter dated November 7, 2014. Please disclose in the filing why you believe that the “Black Marlin” contract is immaterial and why your business is not substantially dependent on this contract. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The following information as to why we believe the “Black Marlin” contract is not material and that our business is not substantially dependent upon it, will be added to our Form 10-12G/A,, Amendment No. 2:

We believe the “Black Marlin” contract is not material and our business is not substantially dependent upon this contract due to the fact our Company has complied a database of over 1,400 shipwrecks that were lost with valuable cargo on board that we believe can be located and their cargos recovered.  By selecting “Black Marlin” as our second project and since the “Black Marlin” was reported to have been loss within 12 nautical miles of land, it was necessary, in the ordinary course of our business, to seek permission of the coastal state to work in their territorial waters.  We are not under any obligation to undertake this project and if, at any time, events in the area or our continuing research revealed a lost shipwreck that is a more logical choice to undertake as our second project, we will make that change in project priorities.  While the agreement with the coastal state allows us to pursue the “Black Marlin” as a project, the “Black Marlin” is not significantly different in value than other ships in our database.

Comment:

 Management’s Discussion and Anal ysis of Financial Condition and Results of Operations, page 22

Three Months Ended September 30, 2014 and 2013, page 24

4.

We note your response to comment 6. Please describe in greater detail your proposed business relating to “aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting.” Also disclose the material terms of any current agreements for these services. If there are no current agreements, please disclose that information.

Response:

The Form 10-12G/A Amendment No. 2 will be amended to add the follow language:

Revenue

Since our inception on January 19, 2006 to September 30, 2014, we have not generated any revenues. However, during this period of time, the Company has acquired a ship, side scan sonar, topside computer processing of sonar images and a remotely operated vehicle with cameras that can visually inspect things located by the side scan sonar.  The Company, through contracted personnel, has also developed an operational capability for this ship and its equipment.  The Company can also access, on a contract basis, additional ships, equipment and personnel on a case-by-case basis when needed.  This capability allows the Company to offer aquatic research, survey, inspection and recovery, as well as maritime contract services and consulting to both the public and private sectors that contract for such equipment and services.  As of the time of this filing there are no agreement or contracts for the use of the Company equipment or the services described herein and the Company needs additional working capital to continue to offer said equipment and services.  Therefor, the Company cannot represent that, in the future, it will ever generate revenue from aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting.

Comment:

Item 7 - Certain Relationships and Related Transactions, and Director Independence, page 34

5.

We note your response to comment 7 and we reissue the comment. Please provide the disclosure required pursuant to Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404. For example, update the information as of the most recent practicable date and state the names of your promoters.  Also, please reconcile your disclosure in this section with your disclosure regarding related party transactions in the financial statement footnotes, such as the advances made by your promoters in 2014.

Response:

Item 7 contains all the disclosure required pursuant to Item 404(c) and (d) of Regulation S-K for the period set forth in Instructing 1 to Item 404. In our Form 10-12G/A Amendment No. 2, we will reconcile our disclosure in this section with our disclosure regarding related party transactions in the financial statement footnotes.

Comment:

Item 10. Recent sales of Unregistered Securities, page 38

6.

We note your response to prior comment 10 that you did not issue the 3,450,000 shares disclosed here. Please revise to remove such disclosures as stated in your response.

Response:

The error in disclosure regarding the 3,450,000 shares will be corrected in the next Amended Form 10 filing.

Comment:

Exhibits, page 65

7.

We note your response to comment 12. Several of your exhibits, such as exhibits 3.2 and 21, are filed in an improper electronic format. Please revise to file all exhibits in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response:

The electronic format of the exhibits will be corrected to comply with Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual in the next Amended Form 10 filing.

Comment:

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 4. Controls and Procedures, page 18

8.

You concluded your disclosure controls and procedures were effective as of September 30, 2014. In forming this conclusion, please tell us how you considered the following: (a) the three material weaknesses you had as of December 31, 2013, (b) your internal control over financial reporting was not effective as of December 31, 2013, (c) your disclosure controls and procedures were not effective as of December 31, 2013, March 31, 2014 and June 30, 2014 and (d) you disclosed in each of your Forms 10-Q filed during 2014 that no material changes in your internal control over reporting had occurred. Please also tell us the factors you considered to support management’s conclusion that your disclosure controls and procedures were effective as of September 30, 2014. Please revise your disclosures regarding changes in your internal control over financial reporting and corrections of material weaknesses, as appropriate. Otherwise, please amend your Form 10-Q for the period ended September 30, 2014 to disclose, if true, your disclosure controls and procedures were not effective as of September 30, 2014.

Response:

We will update our 10-Q for the period ending September 30, 2014, as follows:

As of September 30, 2014, under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended.  Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time period specified by the SEC’s rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We concluded that, as of September 30, 2014, our disclosure controls and procedures were not effective at the reasonable assurance level.

Conclusion:

Should the Staff have any additional questions or comments, please contact me.

Sincerely,

Micah Eldred

Board Chairman and Chief Operating Officer

Endurance Exploration Group